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Exhibit 12.1

	Fiscal Year Ended ($ 000's)
						Three Months Ended March 31, 2005
	December 31, 2000	December 31, 2001	December 31, 2002	December 31, 2003	December 31, 2004
Fixed charges:
Interest expense	$—	$—	$—	$3,981	$2,338	$—
Estimated interest within rental expense	26	85	65	67	83	8
	$26	$85	$65	$4,048	$2,421	$8
Earnings:
Net loss before tax expense	$(35,283)	$(55,566)	$(49,471)	$(53,470)	$(46,860)	$(6,903)
Add fixed charges	26	85	65	4,048	2,421	8
	(35,257)	(55,481)	(49,406)	(49,422)	(44,439)	(6,895)
Deficiency of earnings to fixed charges	$(35,283)	$(55,566)	$(49,471)	$(53,470)	$(46,860)	$(6,903)

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  Exhibit 12.1